UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MULTI-FINELINE ELECTRONIX, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
62541B-10-1
(CUSIP Number)
Tan Choon Seng
WBL Corporation Limited
801 Lorong 7 Toa Payoh
#07-00 Wearnes Building
Singapore 319319
(65) 6533–3444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 28, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62541B-10-1	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS WBL Corporation Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,817,052*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

14,817,052*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,817,052*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.1%**

14	TYPE OF REPORTING PERSON (see instructions)

HC

*	See Item 5 of Schedule.

**	Based on 24,673,700 shares of common stock reported outstanding as of November 30, 2007 in the issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2007.

CUSIP No. 62541B-10-1	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Wearnes Technology (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,817,052*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

11,817,052*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,817,052*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.9%**

14	TYPE OF REPORTING PERSON (see instructions)

CO

*	See Item 5 of Schedule.

**	Based on 24,673,700 shares of common stock reported outstanding as of November 30, 2007 in the issuer’s Form 10-K filed with the SEC on December 13, 2007.

CUSIP No. 62541B-10-1	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS United Wearnes Technology PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

3,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%**

14	TYPE OF REPORTING PERSON (see instructions)

CO

*	See Item 5 of Schedule.

**	Based on 24,673,700 shares of common stock reported outstanding as of November 30, 2007 in the issuer’s Form 10-K filed with the SEC on December 13, 2007.

Item 1.	Security and Issuer.

Item 1 of the schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Shares”), of Multi-Fineline Electronix, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3140 East Coronado, Anaheim, California 92806.

As discussed in Item 4, the Reporting Persons (as defined below) hereafter intend to report their holdings on Schedule 13G.

Item 2.	Identity and Background.

	(a)	Unchanged

	(b)	Item 2(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

The business address and place of organization of the Reporting Persons are as follows:

801 Lorong 7 Toa Payoh #07-00 Wearnes Building Singapore 319319 Republic of Singapore

	(c)	Unchanged

	(d)	Unchanged

	(e)	Unchanged

	(f)	Unchanged

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the schedule 13D is hereby amended to read in its entirety as follows:

The 14,817,052 Shares reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate price of approximately S$51.1 million.

Item 4.	Purpose of Transaction.

Item 4 of the schedule 13D is hereby amended to read in its entirety as follows:

On March 30, 2006, the Issuer announced that subject to the satisfaction or waiver of certain specified conditions, it intended to make an offer to purchase all of the issued ordinary shares of MFS Technology Ltd. (“MFS”). The Reporting Persons own, and owned at that time, shares of MFS. On March 29, 2006, WBL had entered into an undertaking agreement (the “Undertaking Agreement”) that would have required it to support the proposed transaction and to tender its shares of MFS for the Issuer’s Common Stock or cash. On June 12, 2006, in anticipation of consummation of the proposed transaction, the Reporting Persons reported their ownership of the Issuer’s Common Stock on Schedule 13D, which superseded its previously filed Schedule 13G.

Although the Undertaking Agreement expired by its own terms on December 31, 2006, on January 5, 2007, the Issuer extended the deadline for the fulfillment of the pre-conditions to its offer to purchase shares of MFS to March 31, 2007. On March 30, 2007, the Issuer again extended the deadline for the fulfillment of the pre-conditions to its offer to purchase shares of MFS to June 30, 2007. On June 28, 2007, the Issuer withdrew its offer to purchase shares of MFS, and the proposed transaction was never consummated.

Having not acquired, directly or indirectly, the beneficial ownership of more than two percent of any class of security of the Issuer during any 12 month period, since the Issuer’s initial public offering, which closed on June 30, 2004, the Reporting Persons are not required to report their holdings on Schedule 13D. The Reporting Persons hereby amend the Schedule 13D previously filed on June 12, 2006 and will hereafter file a short-form statement on Schedule 13G pursuant to Rule 13d-1(d) and by virtue of the exemption provided by Section 13(d)(6)(B) of the Securities Exchange Act of 1934 as amended.

Item 5.	Interest in Securities of the Issuer.

Unchanged

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Unchanged

Item 7.	Material to be Filed as Exhibits.

Unchanged
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated as of January 31, 2008

WBL CORPORATION LIMITED
By:	/s/ Tan Choon Seng
	Name:	Tan Choon Seng
	Title:	Chief Executive Officer

WEARNES TECHNOLOGY (PRIVATE) LIMITED
By:	/s/ Lim Huat Seng
	Name:	Lim Huat Seng
	Title:	Director

UNITED WEARNES TECHNOLOGY PTE LTD
By:	/s/ Wong Hein Jee
	Name:	Wong Hein Jee
	Title:	Director